FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X     Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

  Press Release: MIND CTI Reports 2005 Third Quarter Results.
  Dated November 15, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2005

MIND CTI Ltd. /s/ Monica Eisinger Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports Sequential Revenue Growth and Increased Visibility Dated November 15, 2005.

MIND CTI Reports Sequential Revenue Growth and Increased Visibility

Key Highlights of Q3 2005
  Completed acquisition of US based company and integration of products and teams is on track.
  Revenues were $4.06 million, a 19% increase from $3.42 million in the previous quarter and a 12% decrease from $4.6 million in the third quarter of 2004.
  Operating income was $586 thousand, compared to $687 thousand in the previous quarter and $809 thousand in the third quarter of 2004.
  Net income for the third quarter was $742 thousand or $0.03 per diluted share, compared with a net income of $1.81 million or $0.08 per diluted share in the third quarter of 2004.
  Three new customer wins and multiple customer upgrades (both license and services upgrades).

Yoqneam, Israel, November 15, 2005- MIND CTI Ltd. (NASDAQ: MNDO), a leading provider of convergent end-to-end billing and customer care solutions for VoIP, Mobile, 3G and Triple-play carriers worldwide, today announced results for the third quarter ended September 30, 2005.

Monica Eisinger, MIND chairperson and chief executive officer, commented: "We had an exciting quarter, full of activity and achievements. One major event influenced our activity in the third quarter, the acquisition of Sentori, a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's). Through the acquisition we added experienced professionals to our team and increased the customer base, with customers in Scandinavia, the Caribbean and the US. With our combined, stronger team, focused on the wireless space, we are able to enhance support to all our customers and are prepared to supply their future needs.

As previously estimated, the acquisition was neutral to earnings per share in the third quarter, excluding acquisition related costs and the financial income was lower this quarter due to a decrease in interest gained on our cash. We expect to reach again the level of 20% operating margins in the near future.

The valuable customer base, well supported by our devoted professional team; the ongoing investment in development of enhanced functionality and state-of-the-art technology; and the talented team in sales and business development are the basis for our expected continuous growth. The larger deals we secured and the long term contracts add to our visibility."

Revenue Distribution for Q3 2005
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in the Americas represented 41%, Europe represented 40%, Africa and APAC represented 12% and Israel represented 7%.

Revenue from our customer care and billing software totaled $3.10 million, while revenue from our enterprise call management software was $954 thousand. The revenue breakdown from our business lines of products was $1.56 million, or 39%, from licenses, $1.44 million, or 35%, from maintenance and $1.05 million, or 26%, from services.

As of September 30, 2005, we had 270 employees in our offices in Israel, Romania, the United States and China.

Conference Call Information
MIND will host a conference call on November 16, at 8:30 a.m., Eastern Time, to discuss the Company's third quarter results and other financial and business information, including trends and guidance for the near future. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. (http://www.mindcti.com) is a leading global provider of real-time billing and customer care solutions for pre-paid and post-paid voice, data and video. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND solutions include "best-in-class" solutions for Service Enabling of IP services in the wireless arena, end-to-end convergent billing solutions and internal billing for large enterprises. MIND operates from offices in Europe, Israel, the United States and China.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30		December 31
	2005	2004	2004
	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,984	$7,870	$18,687
Accounts receivable:
Trade	3,694	3,071	3,418
Interest accrued on long-term bank deposits		1,511	242
Other	716	800	773
Inventories	18	11	18

T o t a l current assets	15,415	13,263	23,138
LONG-TERM BANK DEPOSITS	30,000	47,000	30,000
OTHER ASSESTS	437	485	538
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	2,057	1,768	1,790
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	8,800	300	250

T o t a l assets	$56,706	$62,816	$55,716

Liabilities and shareholders' equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	$809	$322	$466
Deferred revenues	4,614	*1,675	1,680
Other	1,912	*1,944	2,124

T o t a l current liabilities	7,335	3,941	4,270
BANK LOANS		10,000
OTHER LONG TERM LIABILITIES	97
EMPLOYEE RIGHTS UPON RETIREMENT	1,098	1,117	1,200

T o t a l liabilities	8,530	15,058	5,470

SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,399	58,728	59,079
Accumulated deficit	(11,276)	(11,023)	(8,886)

T o t a l shareholders' equity	48,176	47,758	50,246

To t a l liabilities and shareholders' equity	$56,706	$62,816	$55,716

* Reclassified

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$10,562	$12,926	$4,058	$4,602	$17,806
COST OF REVENUES	2,691	3,189	1,084	1,102	4,394

GROSS PROFIT	7,871	9,337	2,974	3,500	13,412
RESEARCH AND DEVELOPMENT EXPENSES - net	3,561	2,870	1,452	1,024	3,833
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	1,566	3,460	546	1,130	4,517
General and administrative	1,143	1,243	390	537	1,864

OPERATING INCOME	1,601	2,164	586	809	3,198
FINANCIAL AND OTHER INCOME - net	1,186	2,697	165	1,044	3,841

INCOME BEFORE TAXES ON INCOME	2,787	4,861	751	1,853	7,039
TAXES ON INCOME	34	121	9	44	162

NET INCOME	$2,753	$4,740	$742	$1,809	$6,877

EARNING PER SHARE:
Basic	$0.13	$0.23	$0.03	$0.09	$0.33
Diluted	$0.13	$0.22	$0.03	$0.08	$0.32

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,438	21,056	21,477	21,089	21,089

Diluted	21,579	21,511	21,582	21,486	21,468

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,753	$4,740	$742	$1,809	$6,877
Adjustments to reconcile net income to net cash provided by or used in operating activities:
Depreciation and amortization	668	520	330	172	680
Accrued severance pay - net	(8)	119	(20)	62	202
Capital gain on sale of property and equipment - net	(39)	(12)	(9)	(18)	(7)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(109)	(890)	(1,009)	(720)	(1,237)
Interest accrued on long-term bank deposits	242	(1,029)	29	(628)	240
Other	71	64	24	27	93
Increase (decrease) in accounts payable and accruals:
Trade	(574)	(396)	(446)	(999)	(252)
Deferred Revenues	(86)		79
Other	(1,240)	896	(837)	176	1,081
Decrease (increase) in Inventories			1		(7)

Net cash provided by (used in) operating activities	1,678	4,012	(1,116)	(119)	7,670

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(543)	(1,030)	(122)	(328)	(1,226)
Acquisition of subsidiary (a)	(4,233)		(4,233)
Amounts withdrawal (funded) in respect of accrued severance pay	43	(67)	2	(37)	(120)
Investments in long-term bank deposits	(10,000)	(10,000)			(40,000)
Withdrawal of long-term bank deposits	10,000	3,000	10,000		50,000
Proceeds from sale of property and equipment	175	86	57	79	145

Net cash provided by (used in) investing activities	(4,558)	(8,011)	5,704	(286)	8,799

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank loans received		10,000
Employee stock options exercised and paid	320	214	42	94	563
Dividend paid	(5,143)	(2,736)			(2,736)

Net cash provided by (used in) financing activities	(4,823)	7,478	42	94	(2,173)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,703)	3,479	4,630	(311)	14,296
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,687	4,391	6,354	8,181	4,391

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,984	$7,870	$10,984	$7,870	$18,687

III

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended September 30, 2005

U.S. $ in thousands
(a) Acquisition of subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash Equivalents)	(4,761)
Long-lived assets	277
Intangible assets	1,871
Long-term loans and other liabilities	(120)
Goodwill arising on acquisition	6,966

Cash paid- net	4,233

IV

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